Ur-Energy Reports Results of Annual and Special Shareholders' Meeting

LITTLETON, Colo., April 29, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce the results of the Company's Annual and Special Meeting of Shareholders held April 25, 2013, including the election of Directors.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

Each of the nominee Directors listed in the Company's management proxy circular dated March 19, 2013 was elected as a Director. The Company received proxies with regard to voting on the six Directors nominated for election, as follows:

Nominee	Vote For	%	Votes Withheld	%
Jeffrey T. Klenda	30,090,327	96.47	1,101,921	3.53
Wayne W. Heili	30,123,505	96.57	1,068,742	3.43
Paul Macdonell	29,735,626	95.33	1,456,621	4.67
W. William Boberg	29,208,395	93.64	1,983,852	6.36
James M. Franklin	30,343,006	97.28	849,241	2.72
Thomas Parker	30,343,003	97.28	849,245	2.72

Also at the Annual and Special Meeting of Shareholders, the Company's Restricted Share Unit Plan was approved for renewal by a majority of the votes represented, after the exclusion of votes held by certain insiders and their affiliates.

The Company's independent auditors PricewaterhouseCoopers LLP were reappointed by the Shareholders and the Directors of the Company were authorized to fix the remuneration of the auditors.

About Ur-Energy

Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production second half 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT
Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing of completion of construction and commencement of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.